City e-Solutions Limited

04036307

RECEIVED
2004 AUG 17 P 3:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ces.

2803 Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong
Tel: 2922-8228 Fax: 2501-0729

3 August 2004

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A

Your Reference: File No. 82-3667

SUPPL

Dear Sir,

We are pleased to enclose a copy of announcement, dated 2 August 2004, for your information:

City e-Solutions Limited – 2004 Interim Results

If you have any queries, please contact Mr. Lawrence Yip of our office at (852) 2922-8228.

PROCESSED
AUG 18 2004
THOMSON FINANCIAL

Yours faithfully,

Lawrence Yip
Executive Director

Enc.

dlw 8/18

Consolidated Balance Sheet at 30 June 2004 - unaudited

	At 30 June 2004 HK$'000	At 31 December 2003 HK$'000
Non-current assets		
Fixed assets	4,011	5,255
Intangible assets	444	473
Other financial assets	538	279
Total non-current assets	4,993	6,007
Current assets		
Other financial assets	103,388	58,240
Trade and other receivables	27,143	38,060
Cash and cash equivalents	491,534	527,166
Total current assets	622,065	623,466
Current liabilities		
Trade and other payables	(24,624)	(22,360)
Provision for taxation	(1,087)	(1,048)
Total current liabilities	(25,711)	(23,408)
Net current assets	596,354	600,058
Total assets less current liabilities	601,347	606,065
Minority interests	(25,748)	(25,212)
NET ASSETS	575,599	580,853
CAPITAL AND RESERVES		
Share capital	383,126	383,126
Reserves	192,473	197,727
	575,599	580,853

Notes:-

1. This interim financial report is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700 "Engagements to review financial reports", issued by the Hong Kong Society of Accountants, whose review report is included in the interim financial report to be sent to shareholders.

2. The analysis of the principal activities and geographical locations of the operations of the Company and its subsidiaries during the financial period are as follows:

a) **Principal Activities**

	Investment Holding Six months ended 30 June 2004 HK$'000	Investment Holding Six months ended 30 June 2003 HK$'000	Hospitality Related Services Six months ended 30 June 2004 HK$'000	Hospitality Related Services Six months ended 30 June 2003 HK$'000	Consolidated Six months ended 30 June 2004 HK$'000	Consolidated Six months ended 30 June 2003 HK$'000
Revenue from external customers	2,272	6,086	29,737	28,798	32,009	34,884
Profit/(loss) from operations	3,655	12,020	2,290	(803)	5,945	11,217
Taxation					(71)	(55)
Minority interests					(401)	27
Profit attributable to shareholders					5,473	11,189
Depreciation and amortisation for the period	618	541	307	951	925	1,492

	HK$'000	HK$'000
Hong Kong taxation	—	—
Overseas taxation	71	55
	71	55

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits arising in Hong Kong. Overseas taxation has been provided on estimated assessable profits at the rates of taxation prevailing in the countries in which the Group operates.

The Company is exempted from taxation in the Cayman Islands for a period of twenty years from 1989 under the provisions of Section 6 of the Tax Concessions Law (Revised) of the Cayman Islands.

The Group did not have material unprovided deferred taxation at the balance sheet date.

6. Dividend

a) Dividends attributable to the interim period

The Directors of the Company have resolved not to declare an interim dividend for the six months ended 30 June 2004 (2003: Nil).

b) Dividends attributable to the previous financial year, approved and paid during the interim period.

	Six months ended 30 June 2004 HK$'000	Six months ended 30 June 2003 HK$'000
Final dividends in respect of the previous financial year, approved and paid during the interim period of HK 3 cents (2003: HK 2 cents) per share	11,494	7,663

7. Earnings per share

a) *Basic earnings per share*

The calculation of basic earnings per share is based on profit after taxation attributable to shareholders of HK$5.5 million (2003: HK$11.2 million) and on 383,125,524 (2003: 383,125,524) ordinary shares in issue during the period.

b) *Diluted earnings per share*

Diluted earnings per share is not applicable as there are no dilutive potential ordinary shares during the period.

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

Through its 85% subsidiary, SWAN Holdings Limited Group ("SWAN"), the Group has most of its operating activities in the United States.

After a tentative start to the year, the US hospitality industry has witnessed a palpable rebound in activities in the first half of 2004 compared to the previous year. However, the pace of recovery varied amongst the different regions.

For the 1st half of 2004, SWAN recorded operating revenues of HK$28.8 million, which was unchanged from the previous corresponding period. However, a pre-tax profit of $2.0 million was registered compared to a small loss of HK$0.8 million incurred in the previous corresponding period. The improvement was assisted by the absence of the allowance for doubtful receivables of HK$2.7 million incurred in the previous corresponding period.

dividends respectively. Consequently, the Group reported cash and cash equivalents of HK$491.5 million as at 30 June 2004, down from HK$527.2 million as at 31 December 2003.

The Group has no borrowings for the period under review.

Treasury Activities

Majority of the Group's cash is held in United States dollar deposits, hence as long as the Hong Kong dollar trades within the existing United States dollar peg arrangement, currency risk will be minimal.

Employees

As at 30 June 2004, the Group had 42 employees, same as at the end of the last financial year ended 31 December 2003. The total payroll costs for the period under review was HK$15.5 million.

Prospects

The economic climate in the United States is showing clear signs of recovery which will provide a conducive environment to the business. The hotel management business and reservations distribution and advisory business units are continuing to work on many potential contracts and are optimistic that some of these contracts will be converted to multi-year contracts in the second half of the year.

We will be more active in the coming six months to capitalize on investment opportunities. Barring unforeseen circumstances, the Group's hospitality related operations will continue to be satisfactory in the second half of 2004.

AUDIT COMMITTEE

The members of the Audit Committee of the Company comprise 2 independent non-executive directors of the Company. It has reviewed the unaudited interim financial report of the Group for the six months ended 30 June 2004.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the six months ended 30 June 2004, there was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited throughout the period. The independent non-executive directors are not appointed for a specific term but are subject to retirement by rotation and re-election at annual general meeting in accordance with the Articles of Association of the Company.

By Order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 30 July 2004

As at the date of this announcement, the Board is comprised of 10 Directors, of which 6 are executive Directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 1 is non-executive Director, namely Mr. Wong Hong Ren and 3 are independent non-executive Directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Chan Bernard Charnwut.

File No: 82-3667

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

2004 INTERIM RESULTS - ANNOUNCEMENT
UNAUDITED CONSOLIDATED RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2004

RESULTS

The Directors of City e-Solutions Limited (the "Company") are pleased to announce the following interim unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2004 together with comparative figures.

	Note	Six months ended 30 June 2004 HK$'000	Six months ended 30 June 2003 HK$'000
Turnover	2	32,009	34,884
Cost of sales		(10,574)	(8,952)
Gross profit		21,435	25,932
Other income (net)	3	8,484	11,954
Administrative expenses	4	(23,974)	(26,669)
Profit from operations	2	5,945	11,217
Profit from ordinary activities before taxation		5,945	11,217
Taxation	5	(71)	(55)
Profit from ordinary activities after taxation		5,874	11,162
Minority interests		(401)	27
Profit attributable to shareholders		5,473	11,189
Dividend	6	—	—
Retained profit for the period		5,473	11,189
Earnings per share	7		
Basic		1.43 cents	2.92 cents

Consolidated Balance Sheet at 30 June 2004 - unaudited

	At 30 June 2004 HK$'000	At 31 December 2003 HK$'000

b) **Geographical Locations of Operations**

	Group Turnover Six months ended 30 June 2004 HK$'000	Group Turnover Six months ended 30 June 2003 HK$'000	Profit/(loss) from operations Six months ended 30 June 2004 HK$'000	Profit/(loss) from operations Six months ended 30 June 2003 HK$'000
Hong Kong	1,641	5,337	3,356	11,342
Singapore	1,541	786	541	678
United States	28,827	28,761	2,048	(803)
	32,009	34,884	5,945	11,217

3. The analysis of other income (net) is as follows:

	Six months ended 30 June 2004 HK$'000	Six months ended 30 June 2003 HK$'000
Exchange gain net	1,751	4,351
Net (loss)/gain on sale of fixed assets	(16)	65
Unrealised gain on stating securities at fair value (net)	6,190	7,458
Others	559	80
	8,484	11,954

4. Administrative expenses were largely incurred by the hospitality related services business units.

5. Taxation

	Six months ended 30 June 2004 HK$'000	Six months ended 30 June 2003 HK$'000
Hong Kong taxation	—	—
Overseas taxation	71	55

Financial Commentary

Group Performance

The Group recorded a net profit attributable to its shareholders of HK$5.5 million, a decrease of 51.1%, as compared to a profit of HK$11.2 million in the previous corresponding period. The decrease in net profit can be attributed mainly to lower interest income and exchange gain.

The Group's turnover decreased by 8.2% to HK$32.0 million from HK$34.9 million due mainly to lower interest income. As the interest rate continues to remain low, approximately HK$38.8 million was invested in equity security during the period under review, hence reducing the Group's interest generating cash deposits.

Net other income amounted to HK$8.5 million, a decrease of HK$3.5 million, from HK$12 million reported in the previous corresponding period due mainly to a lower exchange gain as the majority of the Group's cash is held in United States dollar.

Financial Position, Cash Flow and Borrowings

As at 30 June 2004, the Group's gross assets stood at HK$627.1 million, marginally lower from HK$629.5 million as at 31 December 2003.

The Group reports its results in Hong Kong dollars and it is the objective of the Group to preserve its value in terms of Hong Kong dollars.

For the period under review, net operating cash inflow amounted to HK$13.8 million. The cash outflow on investing and financing activities amounted to HK$38.8 million being investment in equity security and HK$11.5 million which was paid to shareholders as dividends respectively. Consequently, the Group reported cash and cash equivalents of HK$491.5 million as at 30 June 2004, down from HK$527.2 million as at 31 December 2003.

The Group has no borrowings for the period under review.